Brisa

RECEIVED

2006 JUN -1 P 1:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-34855



06013960

SUPPL

To:

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street NW
Washington, DC 20549

25.05.2006 017698

Ref: Rule 12g3-2(b) exemption: submission of information

May 25th, 2006

Dear Sirs,

BRISA – Auto-estradas de Portugal, S.A. hereby encloses, for the purpose of the above captioned exemption, the latest information made public thereby pursuant to the local securities legislation.

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

Best regards,

Luís D'Eça Pinheiro
Corporate & Investor Relations



Brisa

RELEASE

BRISA Auto-Estradas de Portugal, S.A., public company with head-office in Quinta da Torre da Aguilha - Edifício BRISA, parish of São Domingos de Rana, council of Cascais, holder of corporate tax number 500 048 177, registered at the Commercial Registry Office of Cascais under no. 10 583, with a share capital of € 600 000 000

Under the terms and for the purposes of provision in Article 17º paragraph 1 of CMVM's , BRISA – Auto-Estradas de Portugal, S.A. , hereby informs that it received from *The Capital Group Companies, Inc,* communication providing the following information:

"We are writing to you to notify you on our reportable holdings in BRISA – Auto-Estradas de Portugal, S.A., on behalf of The Capital Group Companiers, Inc. ("CGC"). CGC is a holding company for several subsidiary companies engaged in the investment management business. Its offices are located at 333 South Hope Street, 55 Floor, Los Angeles, CA 90071, USA. CGC's investment management business is divided into two operational groups represented by Capital Research and Management Company ("CRMC") and Capital Group International, Inc. ("CGII").

CRMC is a U.S. based investment adviser that manages The American Funds Group of mutual funds. GCII is the parent company of five companies that serve as investment advisers to various institutional clients around the globe: Capital Guardian Trust Company ("CGTC") in the U.S., Capital International, Inc. ("CII") in the U.S. and Singapura, Capital International S.A. ("CISA") in Switzerland, Capital Internacional K.K. (CIKK") in Japan and Capital International Limited ("CIL") in the United Kingdom. Their offices are located in the following locations:

- CGII: 333 South Hope Street, 55 Floor, Los Angeles, CA 90071, USA.
- CRMC: 333 South Hope Street, 55 Floor, Los Angeles, CA 90071, USA.
- CGTC: 333 South Hope Street, 55 Floor, Los Angeles, CA 90071, USA.
- CISA: 3 Place dês Bergues, 1201 Geneva, Switzerland.
- CII: 11100 Santa Monica Boulevard, 15 Floor, Los Angeles, CA 90025, USA.
- CIL: 25 Bedford Street, London WC2E 9HN, Great Britain.
- CIKK: Hibiya Kokusai Building, 2-2-3 Uchisaiwaicho, Chiyoda-ku, Tokyo 100-0011, Japan.

Neither CGC nor any of its subsidiaries own shares of the companies in which they invest for their own account. Rather, the shares reported in this disclosure are owned by

many accounts under the discretionary investment management of one or more of the investment management companies described above. Some of the funds managed by CRMC delegate their voting authority to CRMC. In addition, some of the CGII, accounts delegate their voting authority to one of the GCII management companies.

The number of shares and percentage of share capital held by each management company on behalf of their funds/clients as of 18 May 2006 is:

Mgmt Co.	Shares Held	% Held
CRMC Total	12,119,570	2.02%
CGTC Total	0	0.00%
CII Total	0	0.00%
CIL Total	0	0.00%
CISA Total	0	0.00%
Total	12,119,570	2.02%

The percentage of voting rights that each management company is authorized to exercise on behalf of their funds/clients as of 18 May 2006 is:

Mgmt Co.	Shares Held	% Held
CRMC Total	12,119,570	2.02%
CGTC Total	0	0.00%
CII Total	0	0.00%
CIL Total	0	0.00%
CISA Total	0	0.00%
Total	12,119,570	2.02%

For purposes of this Notification an outstanding share balance of 600,000,000 shares was used to calculate the percentages. We believe this outstanding share balance to be current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

The Capital Group Companies, Inc.

We further add that considering the current number of own shares held by BRISA of 14,645,771, the holding referred herein above corresponds to 2.07%.

São Domingos de Rana, 24 May 2006

The Company's Secretary


Brisa

RELEASE

BRISA Auto-Estradas de Portugal, S.A., public company with head-office in Quinta da Torre da Aguilha - Edifício BRISA, parish of São Domingos de Rana, council of Cascais, holder of corporate tax number 500 048 177, registered at the Commercial Registry Office of Cascais under no. 10 583, with a share capital of € 600 000 000

Under the terms and for the purposes of provision in Article 11 paragraph 1, sub-paragraphs b) and b) of CMVM's Regulation no. 4/2004, BRISA – Auto-Estradas de Portugal, S.A., with head-office in São Domingos de Rana, Quinta da Torre da Aguilha - Edifício BRISA and a share capital of € 600 000 000, registered at the Commercial Registry Office of Cascais under no. 10 583, holder of corporate tax number 500 048 177 (hereinafter "Brisa"), hereby informs having purchased today on the OTC market 534 087 non privatised own shares at the price of € 8.5247 per share, corresponding to approximately 0,0890% of the Company's share capital.

BRISA presently holds 14 645 771 own shares, corresponding to 2,441% of the share capital.

We further inform that this transaction is the last one held since last communication carried out.

São Domingos de Rana, 22 May 2006

The Company's Secretary


Brisa

RELEASE

BRISA Auto-Estradas de Portugal, S.A., public company with head-office in Quinta da Torre da Aguilha - Edifício BRISA, parish of São Domingos de Rana, council of Cascais, holder of corporate tax number 500 048 177, registered at the Commercial Registry Office of Cascais under no. 10 583, with a share capital of € 600 000 000

Under the terms and for the purposes of provision in Article 11 paragraph 1, sub-paragraphs b) and b) of CMVM's Regulation no. 4/2004, BRISA – Auto-Estradas de Portugal, S.A., with head-office in São Domingos de Rana, Quinta da Torre da Aguilha - Edifício BRISA and a share capital of € 600 000 000, registered at the Commercial Registry Office of Cascais under no. 10 583, holder of corporate tax number 500 048 177 (hereinafter "Brisa"), hereby informs having purchased today on the OTC market 445 072 non privatised own shares at the price of € 8.5854 per share, corresponding to approximately 0,0741% of the Company's share capital.

BRISA presently holds 14 111 684 own shares, corresponding to 2,352% of the share capital.

We further inform that this transaction is the last one held since last communication carried out.

São Domingos de Rana, 15 May 2006

The Company's Secretary